Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week 2026 Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 12, 2026.INTERNET – www.cstproxyvote.comUse the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12-digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/bluegoldmine/2026 PROXYTHE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL Please mark your votes like this 1. As an ordinary resolution, to re-elect Candice Beaumont as a Class I director to serve until the Company’s 2029 annual general meeting or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Company’s articles of association. FOR AGAINST ABSTAIN CONTROL NUMBERSignature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

2026 Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on July 13, 2026. To view the 2026 Annual General Meeting Proxy Statement, and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/bluegoldmine/2026 PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints and , and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A ordinary shares of Blue Gold Limited held of record by the undersigned at the close of business on May 27, 2026, at the Annual General Meeting of Shareholders of Blue Gold Limited to be held on July 13, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side)